Exhibit 99.2

Charming Medical Limited Announces Closing of Initial Public Offering

HONG KONG, Oct. 22, 2025 /PRNewswire/ -- Charming Medical Limited (Nasdaq: MCTA) (the “Company”), a Hong Kong-based provider of Traditional Chinese Medicine (TCM)-inspired therapies and products, today announced the closing of its initial public offering (the “Offering”) of 1,600,000 Class A ordinary shares, par value $0.0001 per share (the “Class A Ordinary Shares”) at a price of $4.00 per share (the “Public Offering Price”). The Company’s Class A Ordinary Shares began trading on the Nasdaq Capital Market under the symbol “MCTA” on October 21, 2025.

The Company received total gross proceeds of $6.4 million from the Offering, before deducting underwriting discounts, non-accountable expense allowance, and estimated offering expenses payable by the Company. The Company intends to use the net proceeds from the Offering for expanding its business and geographic coverage, potential strategic investments and acquisitions, research and development, and for general working capital and corporate purposes.

The Company has granted the underwriters an over-allotment option to purchase up to an additional 240,000 Class A Ordinary Shares at the Public Offering Price, representing 15% of the Class A Ordinary Shares sold in the Offering (the “Over-allotment Option”), exercisable within 45 days from the closing date of the Offering. If the Over-allotment Option is exercised in full, the gross proceeds will amount to approximately $7.36 million, before deducting underwriting discounts and other offering expenses.

The Offering was conducted on a firm commitment basis. Cathay Securities, Inc. acted as the representative of the underwriters for the Offering. Ortoli Rosenstadt LLP, Harney Westwood & Riegels, and Fairbairn Catley Low & Kong acted as United States, British Virgin Islands, and Hong Kong counsels to the Company, respectively. Kaufman & Canoles, P.C. acted as U.S. counsel to the underwriters for the Offering.

The Offering was conducted pursuant to the Company’s registration statement on Form F-1 (File No. 333-287258), as amended, previously filed with, and subsequently declared effective by the United States Securities and Exchange Commission (the “SEC”) on September 30, 2025. A final prospectus describing the terms of the Offering was filed with the SEC and is available on the SEC’s website at www.sec.gov. The Offering was made only by means of a prospectus, forming a part of the effective registration statement. Alternatively, electronic copies of the prospectus relating to the Offering may be obtained from Cathay Securities, Inc., by standard mail to 40 Wall St., Suite 3600, New York, NY 10005, United States, Attention: Shell Li, or via email at service@cathaysecurities.com, or telephone at +1 (855) 939-3888.

Before investing, investors should read the prospectus and other documents the Company has filed or will file with the SEC for more complete information about the Company and the Offering. This press release has been prepared for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Charming Medical Limited (Nasdaq: MCTA)

Charming Medical Limited (the “Company”) is a Hong Kong-based provider of Traditional Chinese Medicine (TCM)-inspired therapies and products. The Company integrates TCM principles with modern technology to enhance quality of life and promote holistic well-being. Through its four wellness centers in Hong Kong, the Company offers a wide range of services, including womb-warming therapy, pelvic detox therapy, moxibustion, prenatal massage, and traditional abdominal binding, designed to address women’s health issues such as menstrual irregularities, hormonal imbalance, and postpartum recovery. Under its “Beauty Lab” brand, Charming Medical Limited also develops and distributes TCM-inspired supplements and beauty products, such as uterine care patches, probiotic washes, and nourishing herbal formulations, aimed at improving women’s constitution and vitality. In addition, the Company provides technical training, dietary therapy consultancy, and franchise opportunities to extend its wellness philosophy to other practitioners and entrepreneurs. For more information, please visit https://charmingmed.com.

Forward-Looking Statement

Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate,” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. These forward-looking statements include, without limitation, the Company’s statements regarding the exercise of the over-allotment option and the Company’s intended use of proceeds from the sale of the Company’s Class A Ordinary Shares in the Offering. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.